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+1-713-821-5630	dlieberman@stblaw.com

October 6, 2021

VIA EDGAR
Re: Landmark Infrastructure Partners LP
Schedule 13E-3
Filed September 10, 2021
File No. 005-88468

Preliminary Proxy on Schedule 14A
Filed September 10, 2021
File No. 001-36735

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of Landmark Infrastructure Partners LP (the “Partnership”) and the other filing persons named in the above-referenced Schedule 13E-3 (the “13E-3”), we are writing to respond to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated September 29, 2021 (the “Comment Letter”) with respect to the 13E-3 and the proxy statement attached thereto as Exhibit (a)(1) (the “Preliminary Proxy Statement”). In response to the comments set forth in the Comment Letter, the Partnership and the other filing persons have revised the 13E-3 and the Preliminary Proxy Statement and is submitting Amendment No. 1 to the 13E-3 (“Amendment No. 1”), attaching as Exhibit (a)(1) the amended proxy statement (the “Amended Proxy Statement”), together with this response letter. Amendment No. 1 contains certain additional updates and revisions.

Securities and Exchange Commission	October 6, 2021

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of the Amended Proxy Statement. Unless otherwise defined below, terms defined in Amended Proxy Statement and used below shall have the meanings given to them in Amended Proxy Statement. The responses and information described below are based upon information provided to us by the Partnership.

Schedule 13E-3

1.

We note that as part of the transactions the preferred units in Series A, B and C will be converted into the right to receive certain consideration. Please provide us with your detailed legal analysis explaining why such acquisitions are not subject to Rule 13e-3.

We note that the Preferred Units will be entitled to receive in the Transaction the exact consideration the holders of such Preferred Units would have received had they instead been redeemed rather than cashed out in the Transaction. As such, we believe the rationale for the exemption contained in Rule 13e-3(g)(4) should apply equally such that no additional disclosure is needed for the holder of Preferred Units. Nevertheless, since as a technical matter the Preferred Units will not be redeemed but instead will be converted into the right to receive consideration in the merger equivalent to what holders would have received if the Preferred Units had instead been redeemed, in response to the Staff’s comments, the Partnership has updated the disclosure included in the Amended Proxy Statement and referenced in Amendment No. 1 to include the disclosure required with respect to the Preferred Units.

Preliminary Proxy Statement

Summary Term Sheet, page 1

2.	We note that the Summary Term Sheet and the Questions and Answers cover 18 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

In response to the Staff’s comments, the Partnership has updated the disclosure in the Summary Term Sheet and the Questions and Answers, as shown in the Amended Proxy Statement.

3.	Please revise the section captioned “Opinion of Evercore Group L.L.C.” to state Evercore’s opinion.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 5 of the Amended Proxy Statement.

Securities and Exchange Commission	October 6, 2021

The Transactions—Background of the Transactions, page 19

4.

Refer to the entries dated June 11, 2021 and July 16, 2021. Please explain why DigitalBridge prevented the Conflicts Committee from having certain authority on behalf of the Board and from engaging with Verde (or any other third party) and how such directive allowed the Partnership GP and Board to comply with any fiduciary duties to which they were subject.

The Partnership is a master limited partnership, and the Partnership GP (which is owned by DigitalBridge) serves as the general partner of the Partnership. The Board of the Partnership GP oversees the management of the Partnership, and unlike a corporation, the duties that the Partnership GP and its board members owe to the Partnership are determined solely by the terms of the Partnership Agreement and not by the fiduciary duties that are required by directors of a corporation. Under the Partnership Agreement, the standard of required conduct by the general partner is to make determinations and take actions in good faith and more generally the Partnership Agreement contains a broad waiver of any fiduciary duties. The general partner has an option, but not an obligation, under the Partnership Agreement to refer any matter that might constitute a potential conflict of interest to the Conflicts Committee, and, if the Conflicts Committee approves the matter, then approval shall be deemed to have been in good faith. The Board elected its option to refer the negotiation of the Transactions to the Conflicts Committee because of the conflict of interest, and the Conflicts Committee negotiated and approved the terms of the Transactions. The Partnership GP did not grant authority to the Conflicts Committee to negotiate the sale of the Partnership to a third party as the Partnership GP is not considering pursuing a third party sale and under the terms of the Partnership Agreement, and as described in more detail in response to item 7 below, the Partnership GP has no duty to pursue any sale of its interests in the Partnership.

5.

Refer to the disclosure in the September 8, 2021 entry stating “a variety of reasons including...” What are other material reasons? Also, we note that Landmark Dividend did not believe the Melody offer valued its controlling GP interest and incentive distribution rights: revise your disclosure to explain why Landmark Dividend did not authorize engagement with Melody to ascertain whether such value could be determined and obtained.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 22 of the Amended Proxy Statement.

Securities and Exchange Commission	October 6, 2021

Reasons for the Conflicts Committee’s Recommendation, page 26

6.

We note that the Conflicts Committee considered the Evercore opinion and that the Board adopted the Conflicts Committee’s analysis relating to fairness. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Conflicts Committee and adopted Evercore’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 23 of the Amended Proxy Statement.

7.

Please revise this section to describe how the Conflicts Committee considered procedural fairness in light of its inability to explore alternative offers it received while addressing each offer received specifically.

As noted on pages 3 and 44 of the Amended Proxy Statement, Landmark Dividend owns the Partnership GP, which manages the operations and activities of the Partnership and appoints all of the members of the Partnership GP board of directors. Half of the members of the Partnership GP board of directors are affiliated with Landmark Dividend. As disclosed by the Partnership in its 2020 Form 10-K, the Partnership Agreement provides that the Partnership GP may make a number of decisions in its individual capacity, as opposed to in its capacity as the general partner of the Partnership, free of any duties to the Partnership or its unitholders. As a result of the partnership structure under Delaware state law and the provisions of the Partnership Agreement, a third party offer is actionable only if the Partnership GP decides, in its sole discretion, to consider it. Similarly, the Conflicts Committee has authority to engage with third parties only if such authority is granted by the Partnership GP board of directors. The Partnership GP board of directors did not grant the Conflicts Committee authority to consider third party proposals or engage with third parties in the resolutions of the Partnership GP board of directors establishing and delegating authority to the Conflicts Committee. Instead, the Partnership GP board of directors limited the Conflicts Committee’s deliberative authority to consideration and negotiation of the Sponsor Proposal. As disclosed on pages 17-19 and 21-22 of the Amended Proxy Statement, the Conflicts Committee affirmatively asked the Partnership GP on several occasions if it would engage with or consider any third party offers or grant the Conflicts Committee authority to engage with or consider any third party offers. The Partnership GP declined each time, indicating it would not pursue a sale of the Partnership or its assets to any third party and would only acquire the Partnership or maintain the status quo. As a result, the Conflicts Committee did not, and was not authorized to, explore alternative offers received by the Partnership. We have supplemented the disclosure on page 25 of the Amended Proxy Statement to provide this information directly in the context of the procedural fairness of the Transactions and the Transaction Agreement to the Partnership Unaffiliated Unitholders.

Securities and Exchange Commission	October 6, 2021

Reasons for the Board’s Recommendation, page 29

8.	Provide the disclosure to address each factor included instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 26-27 of the Amended Proxy Statement.

Unaudited Financial Projections of the Partnership, page 30

9.	Disclose the full projections instead of a summary.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 29 of the Amended Proxy Statement.

Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee, page 33

10.	With respect to the Discounted Cash Flow analysis, disclose the bases for Evercore’s selection of the discount rates, EBITDA exit multiples and perpetuity growth rates disclosed on page 36.

In response to the Staff’s comment, we have disclosed the bases for Evercore’s selection of the discount rates, EBITDA exit multiples and perpetuity growth rates on page 34.

11.

Please revise this section to disclose the data underlying the results described in the precedent M&A transaction and peer group trading analyses and to show how that information resulted in the multiples/values disclosed.

In response to the Staff’s comment, the disclosure in each of the sections entitled “Precedent M&A Transaction Analysis” beginning on page 34 and “Peer Group Trading Analysis” beginning on page 36 has been revised to include such information.

12.	Revise your disclosure about the Premiums Paid Analysis to clarify that it was prepared for reference only, as Evercore stated in its presentation.

In response to the Staff’s comment, we have clarified that the Premiums Paid Analysis was prepared for reference only on page 37.

13.	Provide a summary of each report provided by Evercore and filed as an exhibit to your Schedule 13E-3. See Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the summaries of each preliminary Evercore presentation, dated July 22, 2021, July 30, 2021 and August 2, 2021, have been included beginning on page 39.

Securities and Exchange Commission	October 6, 2021

Position of the Buyer Parties as to the Fairness of the Transactions, page 42

14.

Please refer to the second sentence in the second paragraph: explain how the Board delegated full capacity to the Conflicts Committee if the committee could not engage, even minimally, with third parties interested in discussing alternative transactions with the company.

We respectfully direct the Staff to our response to Comment 4 and Comment 7 above and note that the Board has the option but not the obligation to refer potential conflict of interest matters to the Conflicts Committee, and the Board elected to refer only the Transactions to the Conflicts Committee. In addition, as noted in Comment 4 above, the Partnership GP has no duty to pursue a sale of its interests.

15.	Provide disclosure required by Item 1014 of Regulation MA.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 42 of the Amended Proxy Statement.

Effects of the Transactions, page 44

16.	Please revise this section to provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 44 of the Amended Proxy Statement. The revised disclosure refers to net income instead of net earnings, because the Partnership views these as the same concept from an accounting perspective.

Annex B

17.

We refer to the penultimate paragraph in the Evercore opinion. Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Evercore consents to the inclusion of such materials in this filing and the corresponding reliance upon such information by security holders. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, we have revised the disclosure to include statements that (i) Evercore has consented to the inclusion of its opinion and the related disclosure content, including the preliminary and final Evercore presentations in Exhibits (c)-(2) through (5) in this filing; and (ii) the Partnership Unaffiliated Unitholders may rely upon the information disclosed in the preliminary and final Evercore presentations in Exhibits (c)-(2) through (5) in this filing.

Securities and Exchange Commission	October 6, 2021

Please call me at (713) 821-5630 if you wish to discuss our response to the Comment Letter.

Very truly yours,

/s/ David Lieberman
David Lieberman

cc:	Landmark Infrastructure Partners LP

Josef Bobek

LM Infra Acquisition Company, LLC

George Doyle

Simpson Thacher & Bartlett LLP

Chris May

Gibson, Dunn & Crutcher LLP

Hillary H. Holmes

Tull Florey